UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.18)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2009 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 561,969

	8.	Shared Voting Power

	9.	Sole Dispositive Power 561,969

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,969

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 3.86

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 570,268

	8.	Shared Voting Power

	9.	Sole Dispositive Power 570,268

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 570,268

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 3.91

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 556,044

	8.	Shared Voting Power

	9.	Sole Dispositive Power 556,044

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 556,044

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 3.82

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 437,527

	8.	Shared Voting Power

	9.	Sole Dispositive Power 437,527

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,527

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 3.00

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Chewy Gooey Cookies, LP 20-4605223

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 243,415

	8.	Shared Voting Power

	9.	Sole Dispositive Power 243,415

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 243,415

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.67

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 263,183

	8.	Shared Voting Power

	9.	Sole Dispositive Power 263,183

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,183

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.81

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	CBPS, LLC 27-0949811

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,774

	8.	Shared Voting Power

	9.	Sole Dispositive Power 56,774

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,774

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.39

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,786,686

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,786,686

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,786,686

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 19.12%

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 151408101

1.	Harold Schechter ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,398

	8.	Shared Voting Power

	9.	Sole Dispositive Power 6,398

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,398

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.04

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 151408101

1.	Raymond Vanaria ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,172

	8.	Shared Voting Power

	9.	Sole Dispositive Power 53,172

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,172

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.36

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 151408101

1.	Dennis Pollack ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,909

	8.	Shared Voting Power

	9.	Sole Dispositive Power 18,909

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,909

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.13

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007, Amendment No. 4 was filed on January 30, 2007, Amendment No. 5 was filed on February 1, 2007, Amendment No. 6 was filed on March 22, 2007, Amendment No. 7 was filed on May 2, 2007, Amendment No. 8 was filed on May 8, 2007, Amendment No. 9 was filed on May 8, 2007, Amendment No. 10 was filed on May 30, 2007, Amendment No. 11 was filed on November 26, 2007, Amendment No. 12 was filed on July 18, 2008, Amendment No. 13 was filed on August 22, 2008, Amendment No. 14 was filed on January 30, 2009, Amendment No. 15 was filed on March 5, 2009, Amendment No. 16 was filed on April 29, 2009, and Amendment No. 17 ws filed on July 24, 2009 on behalf of Seidman and Associates, L.L.C. (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C. (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Lawrence Seidman (“Seidman”), clients of Lawrence Seidman ("Seidman Clients"), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”), Dennis Pollack (“Pollack”), LSBK06-08, L.L.C. (“LSBK”) and CBPS, L.L.C. ("CBPS"), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Effective October 8, 2009, CBPS, is considered a Reporting Person with respect to beneficial ownership of shares of Common Stock of Center Bancorp, Inc.  The Letter Agreement by and between CBPS and Lawrence B. Seidman is attached hereto as Exhibit A.

(a)(b)(c)  As of the close of business on October 16, 2009 the Reporting Persons owned beneficially an aggregate of 2,865,165 shares of Common Stock which constituted approximately 19.66% of the 14,572,029 shares of Common Stock outstanding as of October 1, 2009 as disclosed in the Company's  8-K dated October 7, 2009.

Schedule A attached below describes transactions, except for previously reported transactions, in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2009

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman
Investments Manager, LSBK06-08, LLC

By:	/s/ Lawrence B. Seidman
Power of Attorney, CBPS, LLC

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares
SAL	9/2/2009	8.5594	16,262.91	1,900
SAL	10/5/2009	7.0000	618,709.00	88,387
SAL	10/5/2009	7.0000	343,014.00	49,002
SAL	10/5/2009	7.0000	140,196.00	20,028
Total			1,118,181.91	159,317

SIP	9/2/2009	8.5594	16,262.91	1,900
SIP	10/5/2009	7.0000	627,879.00	89,697
SIP	10/5/2009	7.0000	348,096.00	49,728
SIP	10/5/2009	7.0000	142,275.00	20,325
Total			1,134,512.91	161,650

SIPII	9/2/2009	8.5594	16,262.91	1,900
SIPII	10/5/2009	7.0000	612,164.00	87,452
SIPII	10/5/2009	7.0000	339,388.00	48,484
SIPII	10/5/2009	7.0000	138,712.00	19,816
Total			1,106,526.91	157,652

LSBK	9/2/2009	8.5594	16,262.91	1,900
LSBK	10/5/2009	7.0000	288,638.00	41,234
LSBK	10/5/2009	7.0000	160,020.00	22,860
LSBK	10/5/2009	7.0000	65,401.00	9,343
Total			530,321.91	75,337

Broad Park	9/2/2009	8.5594	16,262.91	1,900
Broad Park	10/5/2009	7.0000	481,236.00	68,748
Broad Park	10/5/2009	7.0000	266,798.00	38,114
Broad Park	10/5/2009	7.0000	109,046.00	15,578
Total			873,342.91	124,340

Chewy Gooey	10/5/2009	7.0000	268,898.00	38,414
Chewy Gooey	10/5/2009	7.0000	149,079.00	21,297
Chewy Gooey	10/5/2009	7.0000	60,928.00	8,704
Total			478,905.00	68,415

CBPS	10/8/2009	7.6896	99,964.80	13,000
CBPS	10/9/2009	7.6978	24,632.96	3,200
CBPS	10/13/2009	7.7000	25,410.00	3,300
CBPS	10/14/2009	7.7500	288,873.50	37,274
Total			438,881.26	56,774

Lawrence Seidman & Family	10/5/2009	7.0000	99,379.00	14,197
Lawrence Seidman & Family	10/5/2009	7.0000	45,920.00	6,560
Lawrence Seidman & Family	10/5/2009	7.0000	18,767.00	2,681
Lawrence Seidman & Family	10/5/2009	7.0000	9,121.00	1,303
Lawrence Seidman & Family	10/5/2009	7.0000	3,724.00	532
Total			176,911.00	25,273

Seidman Client	10/5/2009	7.0000	1,274.00	182
Seidman Client	10/5/2009	7.0000	518.00	74
Seidman Client	10/5/2009	7.0000	4,256.00	608
Seidman Client	10/5/2009	7.0000	1,736.00	248
Total			7,784.00	1,112

Harold Schechter & Family	10/5/2009	7.0000	4,690.00	670
Harold Schechter & Family	10/5/2009	7.0000	1,526.00	218
Total			6,216.00	888

Raymond Vanaria & Family	10/5/2009	7.0000	245.00	35
Raymond Vanaria & Family	10/5/2009	7.0000	48,542.00	8,855
Raymond Vanaria & Family	10/5/2009	7.0000	3,685.00	535
Total			52,472.00	9,425

Dennis Pollack & Family	10/5/2009	7.0000	13,748.00	1,964
Dennis Pollack & Family	10/5/2009	7.0000	5,607.00	801
Total			19,355.00	2,765

Exhibit A

LAWRENCE B. SEIDMAN
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ 07054
(973) 952-0405
Fax: (973) 781-0876
September 25, 2009

Mr. Stephen M. Duff
Treasurer
Ninth Floor Corporation
c/o The Clark Estates
One Rockefeller Plaza
New York, New York  10020
Dear Mr. Duff:

The following are the terms and conditions in reference to the investment account for the purchase of publicly traded bank and thrift stocks.  This agreement supersedes all prior agreements:

1. A brokerage account will be opened at JPMorgan Clearing Corp. Corp. in the name ofCBPS, LLC.

2. The account will be a discretionary account with Lawrence Seidman having a revocable Power of Attorney to buy and sell stock (long only, with no leverage) in said account, provided all funds deposited into the account are for CBPS, LLC, and all stock purchased in the account is in the name of CBPS, LLC.

3. Only shares of publicly traded bank and thrift stocks may be purchased (long only).

4. No derivatives may be purchased or sold in the account.

5. CBPS, LLC shall have the right to terminate the relationoship on September 25, 2011 or in the event of a breach by Lawrence Seidman of this agreement.

6. Upon such termination, my discretion shall be terminated automatically.

7. My compensation shal be 1/4 of 1% of the value of the assets in the account computed as of the last day of each calendar quarter.   I shall have the right to authorize the distribution of said compensation from the account.  An incentive fee will be paid me equal to 20% of the net profits earned in the account as of the termination date whether same shall be the two year and one month anniversary date or later if agreed to between the parties.  One-hundred (100%) of all funds shall go to CBPS, LLC until 100% of the capital is returned, and then the division shall be 80% to CBPS, LLC and 20% to Veteri Place Corporation, a New Jersey Corporation.

8.  Net profits shall be defined to be the amount earned in the account includingcapital appreciation, dividends and interest.

9. I shall have the sole right to vote the shares in the account until termination of my Power of Attorney.
10. In the event any portion of this agreement is not in compliance with law, then CBPS, LLC shall have the sole right to terminate this letter, and an accountingshall be done based  upon the above quoted administrative fee and profit participationto the date of the termination.

11.  This Agreement shall be effective as of September 25, 2009.

                                                                                       Very truly yours,
                                                                      /ss/  LAWRENCE B. SEIDMAN

AGREED AND ACCEPTED:

/ss/ Stephen M. Duff